OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Robertson (Jr.), Corbin J.		Natural Resource Partners L.P. (NRP)
	601 Jefferson Street Suite 3600	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			10/21/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Houston, TX 77002 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Units		10/17/02				J(1)			3,158,166 (2)	A	(1)		3,158,166		(2)		(2)

	Common Units		10/17/02				J(1)			607,362 (3)	A	(1)		607,362		(3)		(3)

	Common Units		10/17/02				J(1)			116,957 (4)	A	(1)		116,957		(4)		(4)

	Subordinated Units		10/17/02				J(1)			5,231,766 (2)	A	(1)		5,231,766		(2)		(2)

	Subordinated Units		10/17/02				J(1)			1,116,065 (3)	A	(1)		1,116,065		(3)		(3)

	Subordinated Units		10/17/02				J(1)			208,907 (4)	A	(1)		208,907		(4)		(4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership and New Gauley Coal Corporation acquired beneficial ownership of the Common and Subordinated Units on October 17, 2002 in exchange for the contribution of equity interests in affiliated entities of the Issuer in connection with the Issuer's initial public offering.

(2) These units are beneficially owned by Western Pocahontas Properties Limited Partnership, whose general partner is Western Pocahontas Corporation, a corporation controlled by Mr. Robertson. Mr. Robertson also holds a limited partner interest through Western Bridgeport, Inc. All the securities owned by Western Pocahontas Limited Partnership are reported on this line. Mr. Robertson disclaims beneficial ownership of the reported securities except to the extent of its or his respective pecuniary interest therein.

(2) These units are beneficially owned by Great Northern Properties Limited Partnership, whose general partner is GNP Management Corporation. The general partner is controlled by Mr. Robertson. Mr. Robertson also holds limited partner interests in Great Northern Properties Limited Partnership through Western Bridgeport Inc. and in his capacity as trustee of the Corbin J. Robertson, III Management Trust, the Frances C. Robertson Management Trust and the William K. Robertson Management Trust (collectively, the “Robertson Trusts”). All the securities owned by Great Northern Properties Limited Partnership are reported on this line. Mr. Robertson disclaims beneficial ownership of the reported securities except to the extent of its or his respective pecuniary interest therein.

(2) These units are beneficially owned by New Gauley Coal Corporation, in which Mr. Robertson holds individually and in his capacity as trustee of the Robertson Trusts. All the securities owned by New Gauley Coal Corporation are reported on this line. Mr. Robertson disclaims beneficial ownership of the reported securities except to the extent of its or his respective pecuniary interest therein.

/s/ CORBIN J. ROBERTSON, JR.	10/21/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.